SAN DIEGO TECHNOLOGY CENTER
AGREEMENT OF PURCHASE AND SALE

This Agreement, dated as of February 25, 2005, is between CALWEST INDUSTRIAL HOLDINGS, LLC, a Delaware limited liability company ("**Seller**"), and MAGUIRE PROPERTIES, L.P., a Maryland limited partnership ("**Buyer**").

ARTICLE I

PURCHASE AND SALE OF PROPERTY

Section 1.1   Sale.

Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, subject to the terms, covenants and conditions set forth herein, all of Seller's right, title and interest in and to the following property (collectively, the "**Property**"):

(a)   Real Property. That certain real property commonly known as "San Diego Tech Center" and located at 9605 Scranton Road, in the City of San Diego, State of California 92121, as more particularly described in **Exhibit A** attached hereto and made a part hereof (the "**Land**"), together with (1) all improvements located thereon (the "**Improvements**"), (2) all rights, benefits, privileges, easements, tenements, hereditaments, rights-of-way and other appurtenances thereon or in any way appertaining thereto, including all mineral rights, development rights, air and water rights, and (3) all strips and gores and any land lying in the bed of any street, road or alley, open or proposed, adjoining such Land (collectively, the "**Real Property**");

(b)   Leases. All of the landlord's interest in and to all of the Leases (as defined in Section 2.1(b) below) of the Real Property, including Leases entered into after the date of this Agreement as permitted by this Agreement;

(c)   Tangible Personal Property. All of the equipment, machinery, furniture, furnishings, supplies and other tangible personal property, if any, owned by Seller and now or hereafter located on and used exclusively in the operation, ownership or maintenance of the Real Property (collectively, the "**Tangible Personal Property**"), but specifically excluding from the Tangible Personal Property (1) any items of personal property owned by tenants of the Property, (2) any items of personal property in Seller's property management office, if any, located on the Real Property, (3) any items of personal property owned by third parties and leased to Seller, and (4) proprietary computer software, systems and equipment and related licenses used in connection with the operation or management of the Property. Seller will provide to Buyer any list which is in Seller's possession of such Tangible Personal Property within the Delivery Period as defined in Section 2.1 below; and

(d)   Intangible Personal Property. To the extent assignable at no cost to Seller, all intangible personal property, if any, owned by Seller and related to the Real Property and the Improvements, including, without limitation: any trade names and trademarks associated with the Real Property and the Improvements (but specifically excluding the names "RREEF" and any derivatives thereof and "Calwest" any plans and specifications and other architectural and engineering drawings for the Improvements; any warranties; any Service Contracts (as defined in Section 2.1(b) below), licenses and other contract rights related to the Property (but only to the extent Seller's obligations thereunder are expressly assumed by Buyer pursuant to the Assignment of Leases as defined in Section 8.3(a)(3) below); and any governmental permits, approvals and licenses (including any pending applications), but excluding any rights of the Seller against third parties with respect to the period prior to Closing and the rights of Seller to rents and other payments from tenants and other third parties for the period prior to Closing (collectively, the "**Intangible Personal Property**").

> **Section 1.2** **Purchase Price**.

> > **(a)** The purchase price of the Property is One Hundred Eighty Five Million Dollars ($185,000,000.00) (the "**Purchase Price**").

> > **(b)** The Purchase Price shall be paid as follows:

> > > **(1)** On or prior to the Effective Date, Buyer shall deposit in escrow with Stewart Title Company, 100 Pine Street, Suite 450, San Francisco, CA 94111-5106, ATTN: Robin Lane, Phone No. (415) 403-9080 ext. 21, Fax No. (415) 986-5973, e-mail RLane@Stewart.com (the "**Title Company**") cash or other immediately available funds in the amount of Five Million Dollars ($5,000,000.00) (the "**Deposit**").

> > > **(2)** The Deposit shall be held in an interest bearing account and all interest thereon, less investment fees, if any, shall be deemed a part of the Deposit. If the sale of the Property as contemplated hereunder is consummated, then the Deposit shall be paid to Seller at the Closing (as defined in Section 1.2(b)(3) below) and credited against the Purchase Price. **IF THE SALE OF THE PROPERTY IS NOT CONSUMMATED DUE TO SELLER'S DEFAULT HEREUNDER, THEN BUYER MAY ELECT, AS BUYER'S SOLE AND EXCLUSIVE REMEDY, EITHER TO: (1) TERMINATE THIS AGREEMENT AND RECEIVE A REFUND OF THE DEPOSIT, IN WHICH EVENT NEITHER PARTY SHALL HAVE ANY FURTHER RIGHTS OR OBLIGATIONS HEREUNDER EXCEPT AS PROVIDED IN SECTIONS 6.1, 9.3 AND 9.9 BELOW, OR (2) ENFORCE SPECIFIC PERFORMANCE OF THIS AGREEMENT. BUYER SHALL NOT HAVE ANY OTHER RIGHTS OR REMEDIES HEREUNDER AS A RESULT OF ANY DEFAULT BY SELLER PRIOR TO CLOSING, AND BUYER HEREBY WAIVES ANY OTHER SUCH REMEDY AS A RESULT OF A DEFAULT HEREUNDER BY SELLER. IF THE SALE IS NOT CONSUMMATED DUE TO ANY DEFAULT BY BUYER HEREUNDER, THEN SELLER SHALL RETAIN THE DEPOSIT AS LIQUIDATED DAMAGES, AND SELLER SHALL NOT HAVE ANY OTHER RIGHTS OR REMEDIES AGAINST BUYER EXCEPT AS PROVIDED IN SECTIONS 6.1, 9.3 OR 9.9 BELOW. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A FAILURE TO CONSUMMATE THIS SALE DUE TO BUYER'S DEFAULT PRIOR TO CLOSING, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICABLE TO DETERMINE. AFTER NEGOTIATION, THE PARTIES HAVE AGREED THAT, CONSIDERING ALL THE CIRCUMSTANCES EXISTING ON THE DATE OF THIS AGREEMENT, THE AMOUNT OF THE DEPOSIT IS A REASONABLE ESTIMATE OF THE DAMAGES THAT SELLER WOULD INCUR IN SUCH EVENT. BY**

PLACING THEIR INITIALS BELOW, EACH PARTY SPECIFICALLY CONFIRMS THE ACCURACY OF THE STATEMENTS MADE ABOVE AND THE FACT THAT EACH PARTY WAS REPRESENTED BY COUNSEL WHO EXPLAINED, AT THE TIME THIS AGREEMENT WAS MADE, THE CONSEQUENCES OF THIS LIQUIDATED DAMAGES PROVISION. THE FOREGOING IS NOT INTENDED TO LIMIT BUYER'S OBLIGATIONS UNDER SECTIONS 6.1, 9.3 AND 9.9.

INITIALS: SELLER _____   BUYER _____

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(3) The balance of the Purchase Price, which is One Hundred Eighty Million Dollars ($180,000,000) (plus or minus the prorations pursuant to Section 8.5 hereof) shall be paid to Seller in cash or by wire transfer of other immediately available funds at the consummation of the purchase and sale contemplated hereunder (the "Closing").

ARTICLE II

CONDITIONS

Section 2.1   Buyer's Conditions Precedent.

Subject to the provisions of Section 9.3 hereof, Seller has provided and/or shall provide Buyer and its consultants and other agents and representatives with access to the Property to perform Buyer's inspections and review and determine the present condition of the Property. Seller has delivered or made available to Buyer at Seller's offices or at the Real Property, or shall within the Delivery Period (as defined below) deliver or make available to Buyer at Seller's offices or at the Real Property, copies of all Due Diligence Materials (as defined in Section 2.2 below) in Seller's possession, except as otherwise specifically provided herein. Notwithstanding anything to the contrary contained herein, the Due Diligence Materials shall expressly exclude (i) those portions of the Due Diligence Materials that would disclose Seller's cost of acquisition of the Real Property, or cost of construction of the Improvements and related soft costs, or any estimates of costs to repair, replace, remediate or maintain the Real Property (as opposed to Due Diligence Materials that would disclose actual costs that have been incurred by Seller for the repair, replacement, remediation or maintenance of the Real Property, which shall be made available to Buyer to the extent the same exist and are in Seller's possession), (ii) any reports, presentations, summaries and the like prepared for any of Seller's boards, committees, partners or investors in connection with its consideration of the acquisition of the Real Property, construction of the Improvements or sale of the Property, (iii) any proposals, letters of intent, draft contracts or the like prepared by or for other prospective purchasers of the Property or any part thereof, (iv) Seller's internal memoranda, attorney-client privileged materials, internal appraisals, structural or physical inspection reports (except for those structural or physical inspection reports which have been delivered to Buyer on or before the Effective Date), and (v) any information which is the subject of a confidentiality agreement between Seller and a third party that does not permit disclosure to Buyer as a prospective purchaser of the Property (the items described in clauses (i), (ii) (iii), (iv) and (v) being collectively referred to as the "**Confidential Information**"). The Due Diligence Materials shall include a rent roll for the Property ("**Rent Roll**") dated as of February 15, 2005. The Rent Roll shall include, without limitation, the amount of the security deposit, if any, held by Seller under each Lease, provided, however, that if the Rent Roll does not list the tenant security deposits, Seller shall provide Buyer with the list of such security deposits on or before the expiration of the Contingency Period. Prior to the Closing, Seller shall deliver to Buyer an update of the Rent Roll current as of no earlier than seven (7) days prior to the Closing. The "**Delivery Period**" shall mean the period which ends one (1) business day after the Effective Date (as defined in Section 9.14 below). Buyer's obligation to purchase the Property is conditioned upon Buyer's review and approval of the following, within the applicable time periods described in Sections 2.2 and 4.1 hereof:

(a) Title to the Property and survey matters in accordance with Article IV below.

(b) The Due Diligence Materials, including, but not limited to, tenant leases, any guaranties thereof and any other occupancy agreements, and all amendments and modifications thereof (collectively, the "**Leases**") affecting the Property, and of all contracts pertaining to the operation of the Property, including all management, leasing, service and maintenance agreements, and equipment leases (collectively, the "**Service Contracts**").

(c) The physical condition of the Property.

(d) The zoning, land use, building, environmental and other statutes, rules, or regulations applicable to the Property.

(e) The tenant correspondence files, operating statements and books and records pertaining to the operation of the Property in each case for each of the three (3) most recent years during which the Property has been owned by Seller and for the current year (to the extent available), current real estate tax bills, any warranties, licenses, permits, certificates of occupancy, plans and specifications, and any current rent roll, current accounts receivable schedule and list of Tangible Personal Property in such form as Seller shall have in its possession for the Property, and other agreements or documents pertaining to the Property which will be binding on Buyer after Closing.

(f) Any other matters Buyer deems relevant to the Property.

Section 2.2   Contingency Period.

Buyer shall have until March 2, 2005, 5:00 p.m. Pacific Standard Time (such period being referred to herein as the "**Contingency Period**") to review and approve the matters described in Sections 2.1(b)-(f) above in Buyer's sole discretion, including, without limitation, title and survey review of the Property (as described in Section 4.1(a) below). If Buyer determines to proceed with the purchase of the Property, then Buyer shall, before the end of the Contingency Period, so notify Seller in writing, in which case Buyer shall be deemed to have approved all of the matters described in Sections 2.1(a)-(f) above, including, without limitation, all documents, Service Contracts and other contracts, agreements, Leases, reports, surveys and other items and materials delivered to, prepared by or on behalf of or made available to Buyer in connection with this Agreement (the "**Due Diligence Materials**"), and the Deposit shall become nonrefundable except as expressly provided herein. If before the end of the Contingency Period Buyer fails to give Seller such written notice, then Buyer shall be deemed to have elected to terminate this Agreement, the Deposit shall be returned to Buyer, and neither party shall have any further rights or obligations hereunder except as provided in Sections 6.1, 9.3 and 9.9 below.

ARTICLE III

BUYER'S EXAMINATION

Section 3.1 **Representations and Warranties of Seller**.

Subject to the disclosures contained in **Schedule 1** attached hereto and made a part hereof (the "**Disclosure Items**"), matters contained in the Due Diligence Materials, and any matters of public record where the Property is located, Seller hereby makes the following representations and warranties with respect to the Property. Notwithstanding anything to the contrary contained herein or in any document delivered in connection herewith, Seller shall have no liability with respect to the Disclosure Items.

(a) Seller has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by Seller's creditors, (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of Seller's assets, (iv) suffered the attachment or other judicial seizure of all, or substantially all, of Seller's assets, (v) admitted in writing its inability to pay its debts as they come due, or (vi) made an offer of settlement, extension or composition to its creditors generally.

(b) Seller is not a "foreign person" as defined in Section 1445 of the Internal Revenue Code of 1986, as amended (the "**Code**") and any related regulations.

(c) Subject to the provisions of Section 9.18 below, (i) this Agreement has been, and all documents executed by Seller which are to be delivered to Buyer at Closing will be, duly authorized, executed and delivered by Seller, and (ii) this Agreement does not and such other documents will not violate any provision of any agreement or judicial order to which Seller is a party or to which Seller or, to the best of Seller's knowledge, the Property is subject.

(d) The only Leases in force for the Property (including amendments thereof) are set forth in a tenant list attached hereto as **Exhibit B** and made a part hereof (or, if not attached, which Seller shall deliver to Buyer within the Delivery Period and which at that time will be attached hereto as **Exhibit B** and made a part hereof), and to the best of Seller's knowledge, Seller has (i) received no written notice of any default by Seller with respect to such Leases which has not been cured and (ii) as of the date hereof, has not delivered any written notice of any default by any tenant which has not been cured except as set forth on **Schedule 1**. Notwithstanding anything contained in this Agreement to the contrary, in no event shall Seller's representation and warranty contained in (ii) above be deemed to be remade as of the Closing.

(e) The only Service Contracts in effect for the Property are set forth in a list of Service Contracts attached hereto as **Exhibit G** and made a part hereof (or, if not attached, which Seller shall deliver to Buyer within the Delivery Period) and which at that time will be attached hereto as **Exhibit G** and made a part hereof.

(f) To the best of Seller's knowledge, Seller has not received written notice of any litigation or governmental proceeding (including, but not limited to any condemnation proceeding) pending with respect to the Property, or with respect to Seller which impairs Seller's ability to perform its obligations under this Agreement, except for any personal injury or property damage action for which there is adequate insurance coverage.

(g) To the best of Seller's knowledge, Seller has received no written notice from any governmental authority of any violation of any law applicable to the Property (including, without limitation, any Environmental Law as defined in Section 3.6(a)(2) below) that has not been corrected.

(h) Seller has been duly organized, is validly existing, and is in good standing in the state in which it was formed, and, if so required to, is qualified to do business in the state in which the Real Property is located.

Each of the representations and warranties of Seller contained in this Section 3.1: (1) shall be true in all material respects as of the date of Closing except as provided in Section 3.1(d) above, subject in each case to (A) any Exception Matters (as defined below), (B) the Disclosure Items, and (C) other matters expressly permitted in this Agreement or otherwise specifically approved in writing; and (2) shall survive the Closing as provided in Section 3.3 below.

Section 3.2   No Liability for Exception Matters.

As used herein, the term "**Exception Matter**" shall refer to a matter which would make a representation or warranty of Seller contained in this Agreement untrue or incorrect and which is disclosed to Buyer in the Due Diligence Materials, the Disclosure Items, or otherwise, or is a matter of public record, or is otherwise discovered by Buyer before the Closing, including, without limitation, matters disclosed in any tenant estoppel certificate or from interviews with tenants, property managers or any other person. If Buyer first obtains knowledge of any material Exception Matter after the close of the Contingency Period and prior to Closing and such Exception Matter was not contained in the Due Diligence Materials, the Disclosure Items or is not a matter of public record, Buyer's sole remedy shall be to terminate this Agreement on the basis thereof, upon written notice to Seller within the earlier of (a) five (5) days following Buyer's discovery of such Exception Matter or (b) the Closing, which ever occurs first, in which event the Deposit shall be returned to Buyer, unless within the earlier of five (5) days after receipt of such notice or by the Closing, as the case may be, Seller notifies Buyer in writing that it elects to attempt to cure or remedy such Exception Matter, in which event there shall be no return of the Deposit unless and until Seller is unable to so cure or remedy within the time period set forth below. Seller shall be entitled to extend the Closing Date (as defined in Section 8.2 below) for up to fifteen (15) business days in order to attempt to cure or remedy any Exception Matter. Buyer's failure to give notice within five (5) days after it has obtained knowledge of a material Exception Matter shall be deemed a waiver by Buyer of such Exception Matter. Seller shall have no obligation to cure or remedy any Exception Matter, even if Seller has notified Buyer of Seller's election to attempt to cure or remedy any Exception Matter (except as specifically provided in Section 4.1(c) hereof), and, subject to Buyer's right to terminate this Agreement as set forth above, Seller shall have no liability whatsoever to Buyer with respect to any Exception Matters. Upon any termination of this Agreement, neither party shall have any further rights nor obligations hereunder, except as provided in Sections 6.1, 9.3 and 9.9 below. If Buyer obtains knowledge of any Exception Matter before the Closing, but nonetheless elects to proceed with the acquisition of the Property, Seller shall have no liability with respect to such Exception Matter, notwithstanding any contrary provision, covenant, representation or warranty contained in this Agreement or in any Other Documents (as defined in Section 9.19 below).

Section 3.3   Survival of Seller's Representations and Warranties of Sale.

The representations and warranties of Seller contained herein or in any Seller estoppel delivered pursuant to Section 8.4 below or in any Other Documents shall survive for a period of nine (9) months after the Closing. Any claim which Buyer may have against Seller for a breach of any such representation or warranty, whether such breach is known or unknown, which is not specifically asserted by written notice to Seller within such nine (9) month period shall not be valid or effective, and Seller shall have no liability with respect thereto.

Section 3.4   Seller's Knowledge.

For purposes of this Agreement and any document delivered at Closing, whenever the phrase "**to the best of Seller's knowledge**" or the "**knowledge**" of Seller or words of similar import are used, they shall be deemed to mean and are limited to the current actual knowledge only of Michael Severson, at the times indicated only, and not any implied, imputed or constructive knowledge of such individual(s) or of Seller or any Seller Related Parties (as defined in Section 3.7 below), and without any independent investigation or inquiry having been made or any implied duty to investigate, make any inquiries or review the Due Diligence Materials. Furthermore, it is understood and agreed that such individual(s) shall have no personal liability in any manner whatsoever hereunder or otherwise related to the transactions contemplated hereby.

Section 3.5   Representations and Warranties of Buyer.

Buyer represents and warrants to Seller as follows:

(a)   This Agreement and all documents executed by Buyer which are to be delivered to Seller at Closing do not and at the time of Closing will not violate any provision of any agreement or judicial order to which Buyer is a party or to which Buyer is subject.

(b)   Buyer has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by Buyer's creditors, (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of Buyer's assets, (iv) suffered the attachment or other judicial seizure of all, or substantially all, of Buyer's assets, (v) admitted in writing its inability to pay its debts as they come due, or (vi) made an offer of settlement, extension or composition to its creditors generally.

(c)   Buyer has been duly organized, is validly existing and is in good standing in the state in which it was formed, and, if required to do so, is qualified to do business in the state in which the Real Property is located. This Agreement has been, and all documents executed by Buyer which are to be delivered to Seller at Closing will be, duly authorized, executed and delivered by Buyer.

(d)   Buyer is purchasing the Property as investment rental property, and not for Buyer's own operations or use.

(e)   Buyer is not a party in interest with respect to any employee benefit or other plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), or of Section 4975(e)(1) of the Code, which is subject to ERISA or Section 4975 of the Code and which is an investor in Seller.

(f)   Other than Seller's Broker (as defined in Section 6.1 below) Buyer has had no contact with any broker or finder with respect to the Property.

(g)   Buyer is in compliance with the requirements of Executive Order No. 133224, 66 Fed Reg. 49079 (September 25, 2001) (the "**Order**") and other similar requirements contained in the rules and regulations of the Office of Foreign Asset Control. Department of the Treasury ("**OFAC**") and in any enabling legislation or other Executive Orders in respect thereof (the Order and such other rules, regulations, legislation, or orders are collectively called the "**Orders**"). Buyer agrees to make its policies, procedures and practices regarding compliance with the Orders available to Seller for its review and inspection during normal business hours and upon reasonable prior notice. Buyer agrees as follows:

(1)   Buyer is not listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to the Order and/or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Orders (such lists are collectively referred to as the "**Lists**");

(2)   Buyer has not been determined by competent authority to be subject to the prohibitions contained in the Orders;

(3)   The ownership of Buyer is not controlled by, nor does Buyer act for or on behalf of, any person or entity on the Lists or any other person or entity who has been determined by competent authority to be subject to the prohibitions contained in the Orders; and

(4)   Buyer shall not transfer or permit the transfer of any interest in Buyer or any beneficial owner in Buyer to any person who is or whose beneficial owners are listed on the Lists; provided, however, that the requirements of this Section 3.5(g) shall not be applicable to any direct or indirect publicly held ownership interests in Buyer.

Each of the representations and warranties of Buyer contained in this Section shall be deemed remade by Buyer as of the Closing and shall survive the Closing for a period of nine (9) months; provided, however, that Buyer's representations and warranties made pursuant to Sections 3.5(d) and (g) shall survive the Closing indefinitely.

Section 3.6   Buyer's Independent Investigation.

(a)   By Buyer electing to proceed under Section 2.2, Buyer will be deemed to have acknowledged and agreed that it has been given a full opportunity to inspect and investigate each and every aspect of the Property, either independently or through agents of Buyer's choosing, including, without limitation:

(1)   All matters relating to title and survey, together with all governmental and other legal requirements such as taxes, assessments, zoning, use permit requirements and building codes.

(2)   The physical condition and aspects of the Property, including, without limitation, the interior, the exterior, the square footage within the improvements on the Real Property and within each tenant space therein, the structure, seismic aspects of the Property, the foundation, roof, paving, parking facilities, utilities, and all other physical and functional aspects of the Property. Such examination of the physical condition of the Property shall include an examination for the presence or absence of Hazardous Materials, as defined below, which shall be performed or arranged by Buyer (subject to the provisions of Section 9.3 hereof) at Buyer's sole expense. For purposes of this Agreement, "**Hazardous Materials**" shall mean inflammable explosives, radioactive materials, asbestos, asbestos–containing materials, polychlorinated biphenyls, lead, lead-based paint, radon, under and/or above ground tanks, hazardous materials, hazardous wastes, hazardous substances, oil, or related materials, which are listed or regulated in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Sections 6901, et seq.), the Resources Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901, et seq.), the Clean Water Act (33 U.S.C. Section 1251, et seq.), the Safe Drinking Water Act (14 U.S.C. Section 1401, et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801, et seq.), and the Toxic Substance Control Act (15 U.S.C. Section 2601, et seq.), the California Hazardous Waste Control Law (California Health and Safety Code Section 25100, et seq.), the Porter-Cologne Water Quality Control Act (California Water Code Section 13000, et seq.), and the Safe Drinking Water and Toxic Enforcement Act of 1986 (California Health and Safety Code Section 25249.5, et seq.) and any other applicable federal, state or local laws (collectively, "**Environmental Laws**").

(3)   Any easements and/or access rights affecting the Property.

(4)   The Leases and all matters in connection therewith, including, without limitation, the ability of the tenants to pay the rent and the economic viability of the tenants.

(5)   The Service Contracts and any other documents or agreements of significance affecting the Property.

(6)   All other matters of material significance affecting the Property, including, but not limited to, the Due Diligence Materials.

(b)   Except as expressly stated herein, Seller makes no representation or warranty as to the truth, accuracy or completeness of any materials, data or information delivered by Seller to Buyer in connection with the transaction contemplated hereby. Buyer acknowledges and agrees that all materials, data and information delivered by Seller to Buyer in connection with the transaction contemplated hereby are provided to Buyer as a convenience only and that any reliance on or use of such materials, data or information by Buyer shall be at the sole risk of

Buyer, except as otherwise expressly stated herein. Without limiting the generality of the foregoing provisions, Buyer acknowledges and agrees that (a) any environmental or other report with respect to the Property which is delivered by Seller to Buyer shall be for general informational purposes only, (b) Buyer shall not have any right to rely on any such report delivered by Seller to Buyer, but rather will rely on its own inspections and investigations of the Property and any reports commissioned by Buyer with respect thereto, (c) neither Seller, any affiliate of Seller nor the person or entity which prepared any such report delivered by Seller to Buyer shall have any liability to Buyer for any inaccuracy in or omission from any such report and (d) the failure to deliver any report as to the environmental or other condition of the Property, including any proposal for work at the Property which was not performed by Seller, shall not be actionable by Buyer under this Agreement or otherwise.

(c) EXCEPT AS EXPRESSLY SET FORTH IN SECTION 3.1 ABOVE AND ELSEWHERE IN THIS AGREEMENT OR THE OTHER DOCUMENTS, BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT SELLER IS SELLING AND BUYER IS PURCHASING THE PROPERTY ON AN "AS IS WITH ALL FAULTS" BASIS AND THAT BUYER IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, FROM SELLER, ANY SELLER RELATED PARTIES, OR THEIR AGENTS OR BROKERS, OR ANY OTHER PERSON ACTING OR PURPORTING TO ACT ON BEHALF OF SELLER AS TO ANY MATTERS CONCERNING THE PROPERTY, INCLUDING WITHOUT LIMITATION: (i) the quality, nature, adequacy and physical condition and aspects of the Property, including, but not limited to, the structural elements, seismic aspects of the Property, foundation, roof, appurtenances, access, landscaping, parking facilities and the electrical, mechanical, HVAC, plumbing, sewage, and utility systems, facilities and appliances, the square footage within the improvements on the Real Property and within each tenant space therein, (ii) the quality, nature, adequacy, and physical condition of soils, geology and any groundwater, (iii) the existence, quality, nature, adequacy and physical condition of utilities serving the Property, (iv) the development potential of the Property, and the Property's use, habitability, merchantability, or fitness, suitability, value or adequacy of the Property for any particular purpose, (v) the zoning or other legal status of the Property or any other public or private restrictions on use of the Property, (vi) the compliance of the Property or its operation with any applicable codes, laws, regulations, statutes, ordinances, covenants, conditions and restrictions of any governmental or quasi-governmental entity or of any other person or entity, (vii) the presence of Hazardous Materials on, under or about the Property or the adjoining or neighboring property, (viii) the quality of any labor and materials used in any improvements on the Real Property, (ix) the condition of title to the Property, (x) the Leases, Service Contracts, or other documents or agreements affecting the Property, or any information contained in any rent roll furnished to Buyer for the Property, (xi) the value, economics of the operation or income potential of the Property, or (x) any other fact or condition which may affect the Property, including without limitation, the physical condition, value, economics of operation or income potential of the Property. In addition, Seller shall have no legal obligation to apprise Buyer regarding any event or other matter involving the Property which occurs after the Effective Date or to otherwise update the Due Diligence Items, unless and until an event or other matter occurs which would cause Seller to be unable to remake any of its representations or warranties contained in this Agreement.

Section 3.7   Release.

        (a)   Without limiting the above, and subject to (i) the representations and warranties of Seller contained in Section 3.1 hereof, and (ii) Seller's obligations which expressly survive the Closing under this Agreement and the Other Documents, from and after Closing, Buyer on behalf of itself and its successors and assigns waives its right to recover from, and forever releases and discharges, Seller, Seller's affiliates, Seller's investment advisor, the partners, trustees, beneficiaries, shareholders, members, managers, directors, officers, employees and agents and representatives of each of them, and their respective heirs, successors, personal representatives and assigns (collectively, the "**Seller Related Parties**"), from any and all demands, claims, legal or administrative proceedings, losses, liabilities, damages, penalties, fines, liens, judgments, costs or expenses whatsoever (including, without limitation, court costs and attorneys' fees and disbursements), whether direct or indirect, known or unknown, foreseen or unforeseen, that may arise on account of or in any way be connected with or related to the Property, this Agreement and/or the transactions contemplated hereunder, including, without limitation (i) the physical condition of the Property including, without limitation, all structural and seismic elements, all mechanical, electrical, plumbing, sewage, heating, ventilating, air conditioning and other systems, the environmental condition of the Property and the presence of Hazardous Materials on, under or about the Property, or (ii) any law or regulation applicable to the Property, including, without limitation, any Environmental Law and any other federal, state or local law.

        (b)   In connection with Section 3.7(a) above, Buyer expressly waives the benefits of Section 1542 of the California Civil Code, which provides as follows: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR." BUYER ACKNOWLEDGES AND AGREES THAT IT HAS BEEN REPRESENTED BY LEGAL COUNSEL OF ITS CHOICE IN CONNECTION WITH THIS AGREEMENT, AND THAT SUCH COUNSEL HAS EXPLAINED TO BUYER THE PROVISIONS OF THIS SECTION 3.7. BY INITIALING BELOW, BUYER CONFIRMS IT HAS AGREED TO THE PROVISIONS OF THIS SECTION 3.7.

        BUYER'S INITIALS: _____

Section 3.8   Survival.

The provisions of this Article III shall survive the Closing subject to the limitations and qualifications contained in such provisions and in Sections 9.11 and 9.19 hereof.

ARTICLE IV

TITLE

Section 4.1   Conditions of Title.

(a)   Upon execution of this Agreement, Seller shall order an updated preliminary title report or commitment (the "**Title Report**") from the Title Company, which shall be delivered to Buyer, together with copies of all underlying documents relating to title exceptions referred to therein, promptly upon Seller's receipt thereof. Seller shall also furnish to Buyer within the Delivery Period any existing survey of the Property in Seller's possession. Buyer shall immediately order any plat or survey of the Property or any update thereto from a duly licensed surveyor (the "**Survey**") if desired by Buyer or if necessary to support the issuance of the Title Policy (as defined in Section 4.2 below). Buyer shall provide to Seller a copy of the Survey, which shall be certified to the Title Company, Buyer and Seller. Buyer shall pay the entire cost of the Survey. If Closing does not occur, Buyer shall, if Seller so requests, assign to Seller all contract rights Buyer has with the surveyor and in such event Seller shall reimburse Buyer for the cost of the Survey.

(b)   In the event the Title Company amends or updates the Title Report after the expiration of the Contingency Period (each, a "**Title Report Update**"), Buyer shall furnish Seller with a written statement of objections, if any, to any matter first raised in a Title Report Update (collectively, "**Objections**") within two (2) business days after its receipt of such Title Report Update (each, a "**Title Update Review Period**"). Should Buyer fail to notify Seller in writing of any Objections to any matter first disclosed in a Title Report Update prior to the expiration of the Title Update Review Period, Buyer shall be deemed to have approved such matters which shall be considered to be "**Conditions of Title**" as defined in Section 4.1(e) below.

(c)   If Seller receives a timely Objection in accordance with Section 4.1(b) ("**Buyer's Notice**"), Seller shall have the right, but not the obligation, within two (2) business days after receipt of Buyer's Notice ("**Seller's Response Period**"), to elect to attempt to cure any such matter upon written notice to Buyer ("**Seller's Response**"), and may extend the Closing Date for up to fifteen (15) business days to allow such cure. If Seller does not give any Seller's Response, Seller shall be deemed to have elected not to cure any such matters. Notwithstanding the foregoing, Seller shall in any event be obligated to cure those Objections (i) that are mortgage or deed of trust liens against the Property, in each case granted by Seller (and not tenants of the Property or other third parties), (ii) that are mechanics' liens against the Property, but only those mechanics' liens that arise pursuant to agreements in which Seller (and not tenants or other third parties) is the contracting party, or (iii) that have been voluntarily placed against the Property by Seller (and not tenants of the Property or other third parties) after the date of this Agreement and that are not otherwise permitted pursuant to the provisions hereof. Seller shall be entitled to apply the Purchase Price towards the payment or satisfaction of such liens, and may cure any Objection by causing the Title Company to insure against collection of the same out of the Property.

(d) If Seller elects (or is deemed to have elected) not to attempt to cure any Objections raised in any Buyer's Notice timely delivered by Buyer to Seller pursuant to Section 4.1(b), or if Seller notifies Buyer that it elects to attempt to cure any such Objection but then does not for any reason effect such cure on or before the Closing Date as it may be extended hereunder, then Buyer, as its sole and exclusive remedy, shall have the option of terminating this Agreement by delivering written notice thereof to Seller within two (2) business days after (as applicable) (i) its receipt of Seller's Response stating that Seller will not attempt to cure any such Objection or (ii) the expiration of Seller's Response Period if Seller does not deliver a Seller's Response or (iii) Seller's failure to cure by the Closing Date (as it may be extended hereunder) any Objection which Seller has previously elected to attempt to cure pursuant to a Seller's Response. In the event of such a termination, the Deposit shall be returned to Buyer, and neither party shall have any further rights or obligations hereunder except as provided in Sections 6.1, 9.3 and 9.9 below. If no such termination notice is timely received by Seller hereunder, Buyer shall be deemed to have waived all such Objections in which event those Objections shall become "**Conditions of Title**" under Section 4.1(e). If the Closing is not consummated for any reason other than Seller's default hereunder, Buyer shall be responsible for any title or escrow cancellation charges.

(e) At the Closing, Seller shall convey title to the Property to Buyer by deed in the form of **<u>Exhibit C</u>** attached hereto (the "**Deed**") subject to no exceptions other than:

(1) Interests of tenants in possession under the Leases;

(2) Matters created by or with the written consent of Buyer;

(3) Non-delinquent liens for real estate taxes and assessments;

(4) Any exceptions disclosed by the Title Report, the survey(s) delivered to Buyer pursuant to Section 4.1(a) above and/or the Survey, and the Due Diligence Materials;

(5) Any exceptions disclosed by any Title Report Update which is approved or deemed approved by Buyer in accordance with this Article IV above; and

(6) Any other exceptions to title disclosed by the public records or which would be disclosed by an inspection and/or survey of the Property that were not disclosed in the Title Report or the Title Report Update.

All of the foregoing exceptions shall be referred to collectively as the "**Conditions of Title**." Subject to the terms and conditions contained elsewhere in this Agreement, by acceptance of the Deed and the Closing of the purchase and sale of the Property, (x) Buyer agrees it is assuming for the benefit of Seller all of the obligations of Seller with respect to the Conditions of Title from and after the Closing, and (y) Buyer agrees that Seller shall have conclusively satisfied its obligations with respect to title to the Property. The provisions of this Section shall survive the Closing.

Section 4.2   Evidence of Title.

Delivery of title in accordance with the foregoing shall be evidenced by the willingness of the Title Company to issue, at Closing, its Owner's ALTA Policy of Title Insurance in the amount of the Purchase Price showing title to the Real Property vested in Buyer, subject to the Conditions of Title (the "**Title Policy**"); provided, however, that with respect to the Title Company only, and not Seller, Buyer may elect to require the Title Company to list all of the specific exceptions to title disclosed to Buyer prior to the Closing on the Title Policy. The Title Policy may contain such endorsements as reasonably required by Buyer provided that the issuance of such endorsements shall not be a condition to Buyer's obligations hereunder. Buyer shall pay the costs for all such endorsements. Except as may be agreed to by Seller in connection with the removal from title of any matters required to be removed by Seller or any matters that Seller elects, in Seller's sole discretion, to remove in connection with Buyer's approval of the Conditions of Title, Seller shall have no obligation to provide any indemnity or agreement to the Title Company or Buyer to support the issuance of the Title Policy or any such endorsements other than an affidavit as to the existing tenants of the Property and any ongoing construction work at the Property.

ARTICLE V

RISK OF LOSS AND INSURANCE PROCEEDS

Section 5.1   Minor Loss.

Buyer shall be bound to purchase the Property for the full Purchase Price as required by the terms hereof, without regard to the occurrence or effect of any damage to the Property or destruction of any improvements thereon or condemnation of any portion of the Property, provided that: (a) the cost to repair any such damage or destruction does not exceed an amount equal to Seven Million Dollars ($7,000,000) in the estimate of an architect or contractor selected by Seller and reasonably acceptable to Buyer or in the case of a condemnation, the diminution in the value of the remaining Property as a result of a partial condemnation is not material (as hereinafter defined) and (b) upon the Closing, there shall be a credit against the Purchase Price due hereunder equal to the amount of any insurance proceeds or condemnation awards collected by Seller as a result of any such damage or destruction or condemnation, plus the amount of any insurance deductible, less any sums expended by Seller toward the collection of such proceeds or awards and the restoration or repair of the Property (the nature of which restoration or repairs, but not the right of Seller to effect such restoration or repairs, shall be subject to the approval of Buyer, which approval shall not be unreasonably withheld, conditioned or delayed). If the proceeds or awards have not been collected as of the Closing, then such proceeds or awards shall be assigned to Buyer, except to the extent needed to reimburse Seller for sums expended to collect such proceeds or awards or to repair or restore the Property, and Seller shall retain the rights to such proceeds and awards to such extent.

Section 5.2   Major Loss.

If the cost to repair the damage or destruction as specified above exceeds an amount equal to Seven Million Dollars ($7,000,000) in the estimate of an architect or contractor selected by Seller and reasonably acceptable to Buyer or the diminution in the value of the remaining Property as a result of a condemnation is material (as hereinafter defined), then Buyer may, at its option to be exercised within five (5) days of Seller's notice of the occurrence of the damage or destruction or the commencement of condemnation proceedings and receipt of the foregoing estimate, either terminate this Agreement or consummate the purchase for the full Purchase Price as required by the terms hereof. If Buyer elects to terminate this Agreement by delivering written notice thereof to Seller or fails to give Seller notice within such five (5) day period that Buyer will proceed with the purchase, then this Agreement shall terminate, the Deposit shall be returned to Buyer and neither party shall have any further rights or obligations hereunder except as provided in Sections 6.1, 9.3 and 9.9 below. If Buyer elects to proceed with the purchase, then upon the Closing, there shall be a credit against the Purchase Price due hereunder equal to the amount of any insurance proceeds or condemnation awards collected by Seller as a result of any such damage or destruction or condemnation, plus the amount of any insurance deductible, less any sums expended by Seller toward the collection of such proceeds or awards or to restoration or repair of the Property (the nature of which restoration or repairs, but not the right of Seller to effect such restoration or repairs, shall be subject to the approval of Buyer, which approval shall not be unreasonably withheld, conditioned or delayed). If the proceeds or awards have not been collected as of the Closing, then such proceeds or awards shall be assigned to Buyer, except to the extent needed to reimburse Seller for sums expended to collect such proceeds or awards or to repair or restore the Property, and Seller shall retain the rights to such proceeds and awards to such extent. A condemnation shall be deemed material if any portion of any net rentable area of the Property or any parking is taken which would cause the Property to be in violation of any existing laws or regulations, including but not limited to, zoning regulations, or the existing access to the Property is materially and adversely affected, permanently.

ARTICLE VI

BROKERS AND EXPENSES

Section 6.1   Brokers.

The parties represent and warrant to each other that no broker or finder was instrumental in arranging or bringing about this transaction except for Secured Capital Corp. ("**Seller's Broker**"). At Closing, Seller shall pay the commission due, if any, to Seller's Broker, which shall be paid pursuant to a separate agreement between Seller and Seller's Broker. If any other person brings a claim for a commission or finder's fee based upon any contact, dealings or communication with Buyer or Seller, then the party through whom such person makes his claim shall defend the other party (the "**Indemnified Party**") from such claim, and shall indemnify the Indemnified Party and hold the Indemnified Party harmless from any and all costs, damages, claims, liabilities or expenses (including without limitation, court costs and reasonable attorneys' fees and disbursements) incurred by the Indemnified Party in defending against the claim. The provisions of this Section 6.1 shall survive the Closing or, if the purchase and sale is not consummated, any termination of this Agreement.

Section 6.2   Expenses.

Except as expressly provided in this Agreement, each party hereto shall pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.


ARTICLE VII

LEASES AND OTHER AGREEMENTS


Section 7.1   Buyer's Approval of New Leases and Agreements Affecting the Property.

Between the Effective Date and the Closing, Seller shall continue to lease the Property in the same manner as before the making of this Agreement, the same as though Seller were retaining the Property, provided that after the expiration of the Contingency Period Seller shall not enter into any new Lease or other agreement affecting the Property, or modify or terminate any existing Lease or other agreement affecting the Property, which will be binding on the Property after Closing, except as permitted or required under any Lease and except for agreements which are terminable on no more than thirty (30) days' notice without payment of any penalty or fee or other cost by Seller, without first obtaining Buyer's approval of the proposed action, which approval will not be unreasonably withheld, conditioned or delayed. In such case, Buyer shall specify in detail the reasons for its disapproval of any such proposed action. If Buyer fails to give Seller notice of its approval or disapproval of any such proposed action requiring its approval under this Section 7.1 within three (3) business days after Seller notifies Buyer of Seller's desire to take such action, then Buyer shall be deemed to have given its approval. Buyer agrees to cooperate with Seller in enabling Seller to complete any such proposed transaction requiring Buyer's approval.

Section 7.2   Tenant Improvement Costs, Leasing Commissions and Concessions.

With respect to any new Lease or Lease modification entered into by Seller between the Effective Date and the Closing Date, and with respect to any renewal or extension of any Lease, whether through the exercise of an option or otherwise, occurring between such date and the Closing Date, all tenant improvement work, leasing commissions, legal fees or other expenses or grants of any free rent period or other concessions shall be prorated over the term of the lease, renewal or extension, based on the economic benefit to the parties hereto occurring before or after the Closing. Seller's share of such costs shall be based on the portion of economic benefit of the lease term, renewal or extension, as the case may be, occurring prior to Closing, which amount shall be a credit against the Purchase Price, and Buyer shall be responsible for the remainder of such costs. Buyer shall reimburse Seller at the Closing for all such costs incurred by Seller to the extent Buyer is obligated therefor pursuant to the provisions hereof. Pursuant to the Assignment of Leases Buyer shall assume any then outstanding obligations with respect to such tenant improvements, leasing commissions and concessions. The provisions of this Section shall survive the Closing.

Section 7.3   Tenant Notices.

At the Closing, Seller shall furnish Buyer with a signed notice to be given to each tenant of the Property. The notice shall disclose that the Property has been sold to Buyer, that, after the Closing, all rents should be paid to Buyer and that Buyer shall be responsible for all the tenant's security deposit. The form of the notice shall be otherwise reasonably acceptable to the parties. Buyer covenants to deliver said notices to each tenant as soon as reasonably possible after Closing. This provision shall expressly survive Closing.

Section 7.4   Maintenance of Improvements and Operation of Property; Removal of Tangible Personal Property.

Seller agrees to keep its customary property insurance covering the Property in effect until the Closing (provided, however, that the terms of any such coverage maintained in blanket form may be modified as Seller deems necessary as long as the coverage pertaining to the Property is not materially reduced). Seller shall operate and manage the Property in a manner consistent with Seller's practices in effect prior to the Effective Date, provided that Seller shall in no event be obligated to make any capital expenditures or repairs, except that Seller shall make those repairs, in the ordinary course of business pursuant to Seller's customary practices, which repairs are first required after the expiration of the Contingency Period by virtue of events occurring after the expiration of the Contingency Period, but subject to the terms and conditions of Section 5 above. Seller shall not remove any Tangible Personal Property, except as may be required for necessary repair or replacement, and replacement shall be of approximately equal quality and quantity as the removed item of Tangible Personal Property.

Section 7.5   Service Contracts.

Within three (3) business days prior to the expiration of the Contingency Period, Buyer will advise Seller in writing which Service Contracts Buyer will assume and which Service Contracts Buyer requests be terminated at Closing, provided Seller shall have no obligation to terminate, and Buyer shall be obligated to assume, any Service Contracts which by their terms cannot be terminated without penalty or payment of a fee or other cost to Seller. Seller shall deliver at Closing notices of termination of all Service Contracts that are not so assumed and Buyer shall be responsible for any charges applicable to periods commencing with the Closing. Notwithstanding the foregoing, Seller shall terminate, as of the Closing Date, all existing management and leasing agreements with respect to the Property.


ARTICLE VIII

CLOSING AND ESCROW


Section 8.1   Escrow Instructions.

Upon execution of this Agreement, the parties hereto shall deposit an executed counterpart of this Agreement with the Title Company, and this instrument shall serve as the instructions to the Title Company as the escrow holder for consummation of the purchase and sale contemplated hereby. Seller and Buyer agree to execute such reasonable additional and supplementary escrow instructions as may be appropriate to enable the Title Company to comply with the terms of this Agreement; provided, however, that in the event of any conflict between the provisions of this Agreement and any supplementary escrow instructions, the terms of this Agreement shall control.

Section 8.2   Closing.

The Closing hereunder shall be held and delivery of all items to be made at the Closing under the terms of this Agreement shall be made at the offices of the Title Company or as otherwise mutually agreed on April 4, 2005, and before 10:00 a.m. local time, or such other earlier date and time as Buyer and Seller may mutually agree upon in writing (the "**Closing Date**"). Except as expressly provided herein, such date and time may not be extended without the prior written approval of both Seller and Buyer.

Section 8.3   Deposit of Documents.

(a)   At or before the Closing, Seller shall deposit into escrow the following items:

(1)   the duly executed and acknowledged Deed in the form attached hereto as **Exhibit C** conveying the Real Property to Buyer subject to the Conditions of Title;

(2)   four (4) duly executed counterparts of the Bill of Sale in the form attached hereto as **Exhibit D** (the "Bill of Sale");

(3)   four (4) duly executed counterparts of an Assignment and Assumption of Leases, Service Contracts, Warranties and Other Intangible Property in the form attached hereto as **Exhibit E** pursuant to the terms of which Buyer shall assume all of Seller's obligations under the Leases, Service Contracts, and other documents and agreements affecting the Property that accrue or arise on and after the date of the Closing (the "**Assignment of Leases**");

(4)   an affidavit pursuant to Section 1445(b)(2) of the Code, and on which Buyer is entitled to rely, that Seller is not a "foreign person" within the meaning of Section 1445(f)(3) of the Code; and

(5)   California 593-C Certificate.

(b)   At or before Closing, Buyer shall deposit into escrow the following items:

(1)   immediately available funds necessary to close this transaction, including, without limitation, the Purchase Price (less the Deposit and interest thereon net of investment fees, if any) and funds sufficient to pay Buyer's closing costs and share of prorations hereunder;

(2)   four (4) duly executed counterparts of the Bill of Sale; and

(3)   four (4) duly executed counterparts of the Assignment of Leases.

(c)   Seller and Buyer shall each execute and deposit a closing statement, such transfer tax declarations and such other instruments as are reasonably required by the Title Company or otherwise required to close the escrow and consummate the acquisition of the Property in accordance with the terms hereof. Seller and Buyer hereby designate Title Company as the "**Reporting Person**" for the transaction pursuant to Section 6045(e) of the Code and the regulations promulgated thereunder and agree to execute such documentation as is reasonably necessary to effectuate such designation.

(d)   Within five (5) business days after the Closing Date, Seller shall deliver or make available at the Property to Buyer: originals of the Leases to the extent in Seller's possession, or copies of any Leases not in Seller's possession together with an affidavit from Seller as to such copies being true and complete copies of the applicable Lease(s), copies of the tenant correspondence files (for the three (3) most recent years of Seller's ownership of the Property only and the current year), and originals of any other items which Seller was required to furnish Buyer copies of or make available at the Property pursuant to Sections 2.1(b) or (e) above, to the extent in Seller's possession, except for Seller's general ledger and other internal books or records which shall be retained by Seller. Seller shall deliver possession of the Property to Buyer as required hereunder and shall deliver to Buyer or make available at the Property a set of keys to the Property on the Closing Date.

Section 8.4   Estoppel Certificates.

(a)   If in accordance with Article II of this Agreement Buyer elects to proceed with the purchase of the Property, then Seller shall use commercially reasonable efforts to obtain estoppel certificates from each tenant of the Property substantially in the form attached hereto as **Exhibit F** or, if a tenant's lease requires a different form, in the form required by the tenant's lease. It shall be a condition to Buyer's obligation to close the sale and purchase of the Property that on or before the Closing, Buyer is able to obtain an estoppel certificate substantially in such form from all Major Tenants and from other tenants that occupy in the aggregate with the Major Tenants at least eighty percent (80%) of the rentable area of the Property actually rented to tenants (collectively, the "**Estoppel Threshold**"). "**Major Tenants**" shall mean all tenants leasing 20,000 or more rentable square feet of space at the Property. All estoppel certificates shall be dated no more than forty-five (45) days prior to the Closing Date. If Seller is unable to satisfy the Estoppel Threshold, Seller may (but is not required to) deliver estoppel certificates containing the information set forth in **Exhibit F** (except that the statement in Paragraph 9 thereof will be to the best of Seller's knowledge, as defined herein) executed by Seller covering such leases as are sufficient, when aggregated with the tenant estoppel certificates previously delivered, to satisfy the Estoppel Threshold, provided that Buyer shall not be obligated to accept Seller estoppel certificates for any Lease for space in excess of 25,000 rentable square feet or that collectively cover in excess of 15% of the rentable area of the Property actually rented to tenants. Seller's representations and warranties in any Seller estoppel certificates will survive the Closing, subject to the limitations contained in Sections 3.2, 3.3, 9.11 and 9.19 hereof. In the event that Buyer receives an estoppel certificate from a tenant complying with the requirements of this Section 8.4 and for which Seller previously delivered its estoppel certificate, Seller shall be automatically released from any liability or obligation under its estoppel certificate.

(b)   If Seller is unable to obtain and deliver sufficient tenant estoppel certificates as required under Section 8.4(a), or if the certificates received or substituted Seller estoppels contain material information or omissions unacceptable to Buyer in its reasonable discretion and Buyer objects thereto by written notice to Seller within three (3) business days after receipt by Buyer of the objectionable estoppel, but in any event on or before the Closing Date, then Seller will not be in default by reason thereof, and Seller may elect to extend the Closing Date by up to thirty (30) days in order to satisfy the requirement. If Seller still cannot satisfy the requirement at the end of such extended period, then Buyer may, by written notice given to Seller before the Closing, elect to terminate this Agreement and receive a refund of the Deposit or waive said condition. If Buyer so elects to terminate this Agreement, neither party shall have any further rights or obligations hereunder except as provided in Section 6.1 above and Sections 9.3 and 9.9 below. If no such notice is delivered by Buyer, Buyer shall be deemed to have waived such condition.

Section 8.5   Prorations.

(a)   Rents, including, without limitation, percentage rents, if any, and any additional charges and expenses payable under Leases, all as and when actually collected (whether such collection occurs prior to, on or after the Closing Date) and other income; real property taxes and assessments; water, sewer and utility charges; amounts payable under any Service Contracts or other agreements or documents; annual permits and/or inspection fees (calculated on the basis of the period covered); and any other expenses of the operation and maintenance of the Property, shall all be prorated as of 11:59 p.m. on the day immediately prior to Closing (i.e., Buyer is entitled to the income and responsible for the expenses of the day of Closing), on the basis of a 365-day year. Buyer shall reimburse Seller for the tenant improvement costs, leasing commissions, legal fees and other expenses, and free rent and other concessions, paid by Seller and for which Buyer is responsible pursuant to Section 7.2.

All rents collected after the Closing shall be applied and paid as provided in this Section 8.5(a). Any payment received from a tenant after Closing shall be deemed a payment of rent due after the Closing until the tenant is current on rents and sums due under the applicable Lease on or after the Closing, and then such payments shall be paid to Seller to the extent of any rent or other sums owing to Seller for periods prior to Closing. Buyer shall use reasonable efforts to collect such rents and other sums owing to Seller. Seller retains the right to collect any such rents and other sums from tenants after Closing; provided, however, that Seller shall have no right to cause any such tenant to be evicted or to exercise any other landlord remedy against such tenant other than to sue for collection.

Reconciliations of taxes, insurance charges and other expenses owed by tenants under Leases for the calendar year (or fiscal year if different from the calendar year) in which the Closing occurs shall be prepared by Buyer with the cooperation of Seller within ninety (90) days following the end of such year in accordance with the requirements set forth in the Leases and as provided in this Section 8.5(a).

The amount of any cash security deposits held by Seller under Leases shall be credited against the Purchase Price (and Seller shall be entitled to retain such cash security deposits). In addition, at Closing, in connection with any tenant letters of credit which Seller currently holds as security deposits under the Leases, Seller shall provide to Buyer (i) a transfer form required by the issuing bank (if applicable) for the transfer of such letter of credit to Buyer, and (ii) the original letter of credit. Buyer shall be responsible for any applicable costs associated with any such transfers. If such letter of credit is not assignable by Seller, Seller shall reasonably cooperate with Buyer after Closing, provided that Seller shall not be responsible for incurring any expenses or liabilities, in order to have such letters of credit replaced with new letters of credit naming Buyer as the named beneficiary. Seller shall receive credits at Closing for the amount of any utility or other deposits with respect to the Property as to which Buyer receives the benefit. Buyer shall cause all utilities to be transferred into Buyer's name and account at the time of Closing.

Seller and Buyer hereby agree that if any of the aforesaid prorations and credits cannot be calculated accurately on the Closing Date or in the case of rents or other charges received from tenants, such amounts have not been collected, then the same shall be calculated as soon as reasonably practicable after the Closing Date or the date such amounts have been collected, and either party owing the other party a sum of money based on such subsequent proration(s) or credits shall pay said sum to the other party within thirty (30) days thereafter. Any amounts not paid within such thirty (30) day period shall bear interest from the date actually received by the payor until paid at the greater of (i) the rate of ten percent (10%) per annum or (ii) the prime rate (or base rate) reported from time to time in the "Money Rates" column or section of The Wall Street Journal as being the base rate on corporate loans at larger United States money center commercial banks plus two (2) percent. Upon request of either party, the parties shall provide a detailed and accurate written statement signed by such party certifying as to the payments received by such party from tenants from and after Closing and to the manner in which such payments were applied, and shall make their books and records available for inspection by the other party during ordinary business hours upon reasonable advance notice.

Seller retains the right to pursue and control any tax appeals applicable to periods prior to the Closing, and Buyer shall cooperate with Seller with respect to such appeals. Any refund of real property taxes or special assessments relating to the period prior to Closing shall be for the account of Seller. To the extent Buyer receives any such refund, Buyer shall remit such refund to Seller within three (3) business days of receipt thereof. If any tenant of the Property is entitled to any portion of such refund pursuant to the applicable terms of its Lease, Seller shall remit such amount to such tenant.

(b) Seller shall be responsible for (i) the title premium for CLTA coverage, (ii) ½ of the escrow fee, and (iii) all county documentary transfer taxes. Buyer shall be responsible for (i) the additional title premium for ALTA extended coverage and any endorsements requested by Buyer, (ii) all costs for any new or updated survey ordered by Buyer, (iii) ½ of the escrow fee, and (iv) any recording costs. All other Closing costs shall be allocated between Seller and Buyer in accordance with the customs of San Diego County, California. The parties will execute and deliver any required transfer or other similar tax declarations to the appropriate governmental entity at Closing.

(c) Any percentage rent for the rental periods including Closing shall be prorated upon receipt, based upon the tenant's sales for the portion of the lease year allocable to Seller's and Buyer's respective ownership of the Property.

(d)   The provisions of this Section 8.5 shall survive the Closing.

ARTICLE IX

MISCELLANEOUS

Section 9.1   Notices.

Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified mail, postage prepaid, return receipt requested, (c) by facsimile with confirmation of receipt, or (d) by a commercial overnight courier that guarantees next day delivery and provides a receipt, and such notices shall be addressed as follows:

To Buyer:	Maguire Properties, L.P. 333 South Grand Avenue, Suite 400 Los Angeles, California 90071 Attention: Richard Gilchrist and Mark Lammas Facsimile: (213) 533-5107 and 213-533-5198 Phone No.: (213) 626-3300 E-mail: rick.gilchrist@maguireproperties.com; mark.lammas@maguireproperties.com
with a copy to:	Munger, Tolles & Olson LLP 355 South Grand Avenue, Suite 3500 Los Angeles, California 90071 Attention: Jeffrey A. Heintz, Esq. Fax: (213) 683-5185 Phone No.: (213) 683-9185 E-mail: heintzja@mto.com
To Seller:	Calwest Industrial Holdings, LLC c/o RREEF America L.L.C. 101 California Street, Suite 2600 San Francisco, CA 94111 Attention: David Breuner Fax No.: (415) 986-6247 Phone No.: (415) 781-3300 E-mail: david.breuner@rreef.com

with a copy to:	Calwest Industrial Holdings, LLC
	c/o RREEF America L.L.C.
	18301 Von Karman Avenue, Suite 600
	Irvine, CA 92612
	Attention: Michael Severson
	Fax No.: (949) 833-1208
	Phone No.: (949) 833-2009
	E-mail: mike.severson@rreef.com
with a copy to:	Calwest Industrial Holdings, LLC
	c/o RREEF America L.L.C.
	101 California Street, Suite 2600
	San Francisco, CA 94111
	Attention: Louise Rowland
	Fax No.: (415) 986-6247
	Phone No.: (415) 781-3300
	E-mail: louise.rowland@rreef.com
with a copy to:	Orrick, Herrington & Sutcliffe LLP
	405 Howard Street
	San Francisco, CA 94105-2669
	Attention: Michael H. Liever, Esq.
	Fax No.: (415) 773-5759
	Phone No.: (415) 773-5808
	E-mail: mliever@orrick.com

or to such other address as either party may from time to time specify in writing to the other party. Any notice or other communication sent as hereinabove provided shall be effective (a) on the date of delivery, if delivered by hand or overnight express delivery service; (b) on the date indicated on the return receipt if mailed; or (c) on the date of transmission, if sent by facsimile. If any notice mailed is properly addressed but returned for any reason, such notice shall be deemed to be effective notice and to be given on the date of mailing. Any notice send by the attorney representing a party, shall qualify as notice under this Agreement.

Section 9.2   Entire Agreement.

This Agreement, together with the Exhibits and schedules hereto, contains all representations, warranties and covenants made by Buyer and Seller and constitutes the entire understanding between the parties hereto with respect to the subject matter hereof. Any prior correspondence, memoranda or agreements are replaced in total by this Agreement together with the Exhibits and schedules hereto.

Section 9.3   Entry and Indemnity.

In connection with any entry by Buyer, or its agents, employees or contractors onto the Property, Buyer shall give Seller reasonable advance notice of such entry and shall conduct such entry and any inspections in connection therewith (a) during normal business hours, (b) so as to minimize, to the greatest extent possible, interference with Seller's business and the business of Seller's tenants, (c) in compliance with all applicable laws, and (d) otherwise in a manner reasonably acceptable to Seller. Without limiting the foregoing, prior to any entry to perform any on-site testing, including but not limited to any borings, drillings or samplings, Buyer shall give Seller written notice thereof, including the identity of the company or persons who will perform such testing and the proposed scope and methodology of the testing. Seller shall approve or disapprove, in Seller's sole discretion, the proposed testing within three (3) business days after receipt of such notice. If Seller fails to respond within such three (3) business day period, Seller shall be deemed to have disapproved the proposed testing. If Buyer or its agents, employees or contractors take any sample from the Property in connection with any such approved testing, Buyer shall provide to Seller a portion of such sample being tested to allow Seller, if it so chooses, to perform its own testing. Buyer shall permit Seller or its representative to be present to observe any testing or other inspection or due diligence review performed on or at the Property. Upon the request of Seller, Buyer shall promptly deliver to Seller copies of any reports relating to any testing or other inspection of the Property performed by Buyer or its agents, representatives, employees, contractors or consultants. Notwithstanding anything to the contrary contained herein, Buyer shall not contact any governmental authority or any tenant without first obtaining the prior written consent of Seller thereto in Seller's sole discretion with respect to governmental authorities and in Seller's reasonable discretion with respect to tenants, and Seller, at Seller's election, shall be entitled to have a representative participate in any telephone or other contact made by Buyer to a governmental authority or tenant and present at any meeting by Buyer with a governmental authority or tenant, provided, however, that Buyer may make informational inquiries of governmental officials and representatives with regards to a Phase I environmental review and preparation and routine zoning review of the Property and any other matters which do not relate to any environmental issues (except with respect to the Phase I review and preparation as set forth above). Buyer shall maintain, and shall assure that its contractors maintain, public liability and property damage insurance in amounts and in form and substance adequate to insure against all liability of Buyer and its agents, employees or contractors, arising out of any entry or inspections of the Property pursuant to the provisions hereof, and Buyer shall provide Seller with evidence of such insurance coverage upon request by Seller. Buyer shall indemnify and hold Seller harmless from and against any costs, damages, liabilities, losses, expenses, liens or claims (including, without limitation, court costs and reasonable attorneys' fees and disbursements) arising out of or relating to any entry on the Property by Buyer, its agents, employees or contractors in the course of performing the inspections, testings or inquiries provided for in this Agreement, including, without limitation, any release of Hazardous Materials or any damage to the Property; provided that Buyer shall not be liable to Seller solely as a result of the discovery by Buyer of a pre-existing condition on the Property to the extent the activities of Buyer, its agents, representatives, employees, contractors or consultants do not exacerbate the condition. The provisions of this Section 9.3 shall be in addition to any access or indemnity agreement previously executed by Buyer in connection with the Property; provided that in the event of any inconsistency between this Section 9.3 and such other agreement, the provisions of this Section 9.3 shall govern. The foregoing indemnity shall survive beyond the Closing, or, if the sale is not consummated, beyond the termination of this Agreement.

Section 9.4   Time.

Time is of the essence in the performance of each of the parties' respective obligations contained herein.

Section 9.5   Attorneys' Fees.

If either party hereto fails to perform any of its obligations under this Agreement or if any dispute arises between the parties hereto concerning the meaning or interpretation of any provision of this Agreement, whether prior to or after Closing, or if any party defaults in payment of its post-Closing financial obligations under this Agreement, then the defaulting party or the party not prevailing in such dispute, as the case may be, shall pay any and all costs and expenses incurred by the other party on account of such default and/or in enforcing or establishing its rights hereunder, including, without limitation, court costs and reasonable attorneys' fees and disbursements.

Section 9.6   Assignment.

Buyer's rights and obligations hereunder shall not be assignable without the prior written consent of Seller in Seller's sole discretion. Notwithstanding the foregoing, Buyer shall have the right, without the necessity of obtaining Seller's consent but with prior written notice to Seller, to assign its right, title and interest in and to this Agreement to an entity which is wholly owned by Buyer at any time before the Closing Date, which entity shall assume all of Buyer's obligations hereunder pursuant to an assumption agreement reasonably approved by Seller. Buyer shall in no event be released from any of its obligations or liabilities hereunder in connection with any assignment. Without limiting and notwithstanding the above, in no event shall Buyer have the right to assign its rights or obligations hereunder to any party which could not make the representation and warranty contained in subsection 3.5(e) above, and in connection with any assignment pursuant to the terms hereof, the assignee shall reconfirm in a written instrument acceptable to Seller and delivered to Seller prior to the effective date of the assignment said representation and warranty as applied to the assignee and that all other terms and conditions of this Agreement shall apply to such assignee. Subject to the provisions of this Section, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Section 9.7   Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Section 9.8   Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State in which the Real Property is located.

Section 9.9   Confidentiality and Return of Documents.

Buyer and Seller shall each maintain as confidential any and all material obtained about the other or, in the case of Buyer, about the Property, this Agreement or the transactions contemplated hereby, and shall not disclose such information to any third party. Except as may be required by law, Buyer will not divulge any such information to other persons or entities including, without limitation, appraisers, real estate brokers, or competitors of Seller. Notwithstanding the foregoing, Buyer shall have the right to disclose information with respect to the Property to its officers, directors, employees, attorneys, accountants, environmental auditors, engineers, potential lenders, and permitted assignees under this Agreement and other consultants to the extent necessary for Buyer to evaluate its acquisition of the Property provided that all such persons are told that such information is confidential and agree (in writing for any third party engineers, environmental auditors or other consultants) to keep such information confidential. The provisions of this Section 9.9 shall not restrict Buyer from disclosures required to comply with federal or state securities laws or other governmental laws or regulations, provided, however, that in the event that Buyer believes that it is required to comply with any such laws or regulations, Buyer shall first deliver to Seller prior written notice of its intent to make such disclosure. If Buyer acquires the Property from Seller, Seller and Buyer shall have the right, subsequent to the Closing of such acquisition, to publicize the transaction (other than the parties to or the specific economics of the transaction) in whatever manner it deems appropriate; provided that any press release or other public disclosure regarding this Agreement or the transactions contemplated herein, and the wording of same, must be approved in advance by both parties. The provisions of this paragraph shall survive the Closing or any termination of this Agreement; provided, however, that subject to the above limitations regarding public press releases, Buyer shall not have the obligation to keep information regarding the Property confidential after the Closing. Notwithstanding the foregoing sentence, and except as expressly set forth in this Section 9.9, in no event shall Buyer disclose the Purchase Price of the Property, whether before or after Closing. In the event the transaction contemplated by this Agreement does not close as provided herein, upon the request of Seller, Buyer shall promptly return to Seller all Due Diligence Materials and other documents and copies obtained by Buyer in connection with the purchase of the Property hereunder.

Section 9.10   Interpretation of Agreement.

The article, section and other headings of this Agreement are for convenience of reference only and shall not be construed to affect the meaning of any provision contained herein. Where the context so requires, the use of the singular shall include the plural and vice versa and the use of the masculine shall include the feminine and the neuter. The term "**person**" shall include any individual, partnership, joint venture, corporation, trust, unincorporated association, any other entity and any government or any department or agency thereof, whether acting in an individual, fiduciary or other capacity.

Section 9.11   Limited Liability.

The obligations of Seller under this Agreement and under all of the Other Documents are intended to be binding only on Seller and the property of Seller and shall not be personally binding upon, nor shall any resort be had to, the private properties of any Seller Related Parties (other than Seller).

Section 9.12   Amendments.

This Agreement may be amended or modified only by a written instrument signed by Buyer and Seller.

Section 9.13   No Recording.

Neither this Agreement or any memorandum or short form thereof may be recorded by Buyer.

Section 9.14   Drafts Not an Offer to Enter Into a Legally Binding Contract.

The parties hereto agree that the submission of a draft of this Agreement by one party to another is not intended by either party to be an offer to enter into a legally binding contract with respect to the purchase and sale of the Property. The parties shall be legally bound with respect to the purchase and sale of the Property pursuant to the terms of this Agreement only if and when the parties have been able to negotiate all of the terms and provisions of this Agreement in a manner acceptable to each of the parties in their respective sole discretion, and both Seller and Buyer have fully executed and delivered to each other a counterpart of this Agreement (or a copy by facsimile transmission) (the "**Effective Date**").

Section 9.15   ERISA.

Without limiting Buyer's representation and warranty in Section 3.5(e) above, within ten (10) days after the Effective Date, Buyer shall furnish to Seller all information regarding Buyer, its affiliates and the shareholders, members, investors or partners of each of them (excluding any public shareholders) and any permitted assignees of Buyer hereunder (collectively, the "**Buyer Related Parties**") as Seller requests in order to enable Seller to determine to Seller's sole satisfaction that Buyer's representation and warranty contained in Section 3.5(e) of this Agreement is true and correct. Buyer represents and warrants and covenants to Seller that there will not be any change in any such information regarding Buyer or the Buyer Related Parties prior to or on the Closing. In the event any such information or change in Seller's reasonable judgment makes this transaction a sale to a party-in-interest, Seller may terminate this Agreement without liability on the part of Seller or Buyer (provided such change did not occur as a result of a default by Buyer), other than Buyer's indemnity contained in Section 9.3 hereof and the obligations of Buyer contained in Sections 6.1 and 9.9 hereof, and the Deposit will be returned to Buyer.

Section 9.16   No Partnership.

The relationship of the parties hereto is solely that of Seller and Buyer with respect to the Property and no joint venture or other partnership exists between the parties hereto. Neither party has any fiduciary relationship hereunder to the other.

Section 9.17   No Third Party Beneficiary.

The provisions of this Agreement are not intended to benefit any third parties.

Section 9.18   Intentionally Deleted.

Section 9.19   Limitation on Liability.

Notwithstanding anything to the contrary contained herein, after the Closing: (a) the maximum aggregate liability of Seller, and the maximum aggregate amount which may be awarded to and collected by Buyer (including, without limitation, for any breach of any representation, warranty and/or covenant by Seller) under this Agreement or any documents executed pursuant hereto or in connection herewith, including, without limitation, the Deed, the Bill of Sale, the Assignment of Leases and any Seller estoppel certificate (collectively, the "**Other Documents**"), shall under no circumstances whatsoever exceed Two Million Dollars ($2,000,000); and (b) no claim by Buyer alleging a breach by Seller of any representation, warranty and/or covenant of Seller contained herein or in any of the Other Documents may be made, and Seller shall not be liable for any judgment in any action based upon any such claim, unless and until such claim, either alone or together with any other claims by Buyer alleging a breach by Seller of any such representation, warranty and/or covenant is for an aggregate amount in excess of One Hundred Thousand Dollars ($100,000) (the "**Floor Amount**"), in which event Seller's liability respecting any final judgment concerning such claim or claims shall be for the entire amount thereof, subject to the limitation set forth in clause (a) above; provided, however, that if any such final judgment is for an amount that is less than or equal to the Floor Amount, then Seller shall have no liability with respect thereto. Notwithstanding the foregoing, the terms and provisions of this Section 9.19 shall not be applicable to proration matters reconciled post-Closing.

Section 9.20   Survival.

Except as expressly set forth to the contrary herein, no representations, warranties, covenants or agreements of Seller contained herein shall survive the Closing.

Section 9.21   Survival of Article IX.

The provisions of this Article IX shall survive the Closing.

[signature page follows]

The parties hereto have executed this Agreement as of the date set forth in the first paragraph of this Agreement.

Seller: CALWEST INDUSTRIAL HOLDINGS, LLC,
a Delaware limited liability company

By: RREEF America L.L.C.
       a Delaware limited liability company
Its: Investment Manager

By: _____
Its: Authorized Representative

Buyer: MAGUIRE PROPERTIES, L.P.,
a Maryland limited partnership

By: Maguire Properties, Inc.
       a Maryland corporation
Its: General Partner

By:_____
Name:_____
Its:_____

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A   Real Property Description

Exhibit B   List of Tenant Leases

Exhibit C   Deed

Exhibit D   Bill of Sale

Exhibit E   Assignment of Leases, Service Contracts, Warranties and Other Intangible Property

Exhibit F   Estoppel Certificate

Exhibit G   List of Service Contracts

SCHEDULES

Schedule 1   Disclosure Items

EXHIBIT A

REAL PROPERTY DESCRIPTION

[See Attached]

EXHIBIT B

LIST OF TENANT LEASES

Abacus America, Inc. (Building 2, Suite 155)
1. Lease Agreement dated February 19, 2004
2. First Amendment to Lease dated May 20, 2004

Accelrys Inc. (formerly known as Molecular Simulations Inc.) (Building 3D)
1. Lease Agreement dated October 23, 1998
2. First Amendment to Lease dated August 31, 1999
3. Second Amendment to lease dated June 14, 2002
4. Sublease with QUALCOMM dated February 10, 2005

AOI Technology US, Inc. (Building 1, Suite 830)
1. Lease Agreement dated May 27, 2004
2. First Amendment November _, 2004

Associated Microbreweries, Ltd.
1. Lease Agreement dated April 16, 1993
2. Unexecuted Lease Amendment to address renewal.
3. Letter from Karl Strauss exercising Right of First Option dated January 28, 2003.

Aurora Discovery, Inc. (Building 2, Suite 140)
1. Lease Agreement dated June 1, 2004
2. First Amendment to Lease dated July __, 2004
3. Release of Utility Charges dated June 1, 2004

Autofusion Corporation (Building 1, Suite 250)
1. Lease Agreement dated March 31, 2004

Widcomm Inc. (Building 2) (Broadcom)
1. Lease Agreement dated October 16, 2000
2. First Amendment to Lease dated January 15, 2001
3. Second Amendment to Lease dated April 12, 2002
4. Third Amendment to Lease dated September 24, 2003
5. Fourth Amendment to Lease dated July 30, 2004
6. Letter Dated April 30, 2004 re: Broadcom/ Widcomm Merger
7. Sublease Agreement dated August 1, 2004
8. Consent to Sublease dated September ___, 2004

CCC Communications, Inc. (Building 3, Suite C) (American Communications Corporation)
1. Lease Agreement dated February 21, 2003
2. First Amendment to Lease Agreement dated July 9, 2004

3. Assignment and Assumption of Lease dated August 9, 2004
4. Consent to Assignment of Lease dated August 9, 2004
5. Office Space Sublease dated October 14, 2004
6. Lease Termination Agreement dated November 1, 2004 for Building 1, Suite 425.

CDI Corporation (Building 1, Suite 402)
1. Lease Agreement dated June ___, 2001

Computer Sciences Corporation (Building 1, Suites 101, 550, and 650)
1. Lease Agreement dated January 18, 2000
2. Assignment and Assumption of Lease dated March ___, 2001
3. Abexo Lease Agreement dated January 26, 2000
4. Consent to Sublease (not dated)
5. Asset Purchase Agreement dated March 20, 2003

Elektrobit, Inc. (Building 1, Suite 650)
1. Lease Agreement dated September 14, 2004
2. Letter of Right of First Offer Agreement dated October 4, 2004

Ellie Beck, H.H.P.
1. License Agreement dated January 25, 1993
2. Amendment to License Agreement dated October 25, 1996

Ethertronics, Inc. (Building 1, Suite 850)
1. Lease Agreement dated July 27, 2001
2. First Amendment to Lease Agreement dated August 10, 2004

Foster Wheeler Energy Services, Inc. (Building 2, Suite 230)
1. Lease Agreement dated February 4, 2004
2. First Amendment to Lease Agreement dated October 9, 2001

Incode Telecom Group, Inc. (Building 2, Suites 110 and 190)
1. Lease Agreement dated April 2, 2003

Inflow Inc. (Building 2, Suite 100)
1. Lease Agreement dated September 10, 1999

Insider Mortgage Corporation (Building 1, Suite 801)
1. Lease Agreement dated January 26, 2005

Kintera, Inc. (Building 1, Suite 240)
1. Lease Agreement dated August 7, 2000
2. First Amendment to Lease Agreement dated November 1, 2000
3. Second Amendment to Lease Agreement dated June 24, 2002
4. Third Amendment to Lease Agreement dated February 13, 2004

Metropolitan Fiber Systems of California, Inc. (Building 1, Suite 255 & Building 5C, Suite A)
1. Lease Agreement dated August 21, 1995
2. Lease Agreement dated October 15, 1994
3. Unexecuted Lease Amendment dated January 2005 addressing 5 year extension

Mindspeed Technologies, Inc. (Building 1, Suite 305)
1. Lease Agreement dated August 12, 2004

Packetvideo Network Solutions, Incorporated (Building 1)
1. Lease Agreement dated December 1, 2003

Quantum Think Group (Building 1, Suites 101 and 150)
1. Lease Agreement dated February 8, 2000
2. First Amendment to Lease dated February 13, 2001
3. Second Amendment to Lease dated April 23, 2004

SENTRE Partners, Inc. (Building 2, Suite 2102; Building 3; Building 11)
1. Lease Agreement for Fitness Center dated July 1, 2003
2. First Amendment dated January _, 2005

SENTRE Partners, Inc. (Building 1, Suite 1102)
1. Lease Agreement for Management Office dated July 1, 2003
2. First Amendment dated January _, 2005

SENTRE Partners, Inc. (Building 2, Suite 2101)
1. Lease Agreement for Engineering Office dated July 1, 2003
2. First Amendment dated January _, 2005

Silicon Graphics, Inc. (Building 2, Suite 210)
1. Lease Agreement dated June 28, 2002
2. Sublease with APEXOne dated August 2004.

Skyriver Communications (Building 1, Suites 360, 370, & 425)
1. Lease Agreement dated February 27, 2004
2. First Amendment dated November 12, 2004

Sony Computer Entertainment America, Inc. (Located in multiple buildings throughout Ctr.)
1. Lease Agreement dated November 10, 1994
2. First Amendment to Lease dated September 16, 1996
3. Second Amendment to Lease dated August 7, 1997
4. Third Amendment to Lease dated April 10, 1998
5. Fourth Amendment to Lease dated January 1, 1999
6. Fifth Amendment to Lease dated October 30, 1999

7. Sixth Amendment to Lease dated October 30, 2000
8. Seventh Amendment to Lease dated June 4, 2002
9. Eight Amendment to Lease dated December 19, 2003

Southern Pride Trucking (Building 2, Suite 120)
1. Lease Agreement dated June 30, 1999
2. Restatement of First Amendment to Lease dated August 12, 2004

Synergy Micro Systems (Building 1, Suites E, 700, 720, 830) (Curtiss-Wright)
1. Lease Agreement dated September 16, 1993
2. First Amendment to Lease Agreement dated July 25, 1996
3. Second Amendment to Lease Agreement dated January 16, 2001
4. Third Amendment to Lease Agreement dated March 15, 2002
5. Fourth Amendment to Lease Agreement dated April 23, 2002
6. Sublease Agreement dated October 13, 1997
7. Unexecuted Consent to Assignment to Curtiss-Wright.
8. Fifth Amendment dated January 2005.

Ware Malcomb (Building 1, Suite 310)
1. Lease Agreement dated June ___, 2003
2. Letter regarding substitution space dated April 8, 1994- No Record of Item.

Wind River Systems, Inc. (Building 5, Suite 100; Building 2, Suite 106)
1. Lease Agreement dated November 24, 2004

EXHIBIT C

FORM OF DEED

RECORDING REQUESTED BY AND
WHEN RECORDED RETURN IT
AND ALL TAX STATEMENTS TO:

_____

_____

_____

Documentary Transfer Tax is not of public record   SPACE ABOVE THIS LINE FOR RECORDER'S USE
and is shown on a separate sheet attached to this Deed.

GRANT DEED

FOR VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, _____ ("Grantor"), hereby grants to _____, a _____ ("Grantee"), the real property and all improvements thereon located in the County of _____, State of California, described on Exhibit A attached hereto and made a part hereof (the "Property"), subject to the exceptions to title described on Exhibit B attached hereto and made a part hereof.

Executed as of this _____ day of _____, 2005.

Grantor: CALWEST INDUSTRIAL HOLDINGS, LLC,
                    a Delaware limited liability company

                    By: RREEF America L.L.C.
                         a Delaware limited liability company
                    Its: Investment Manager

                         By: _____
                         Its: Authorized Representative

STATE OF CALIFORNIA   )
)   ss.
COUNTY OF _____)

      On _____, 2005, before me, _____, a notary public for the State of California, personally appeared _____, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her authorized capacity, and that by his/her signature on the instrument the person, or the entity on behalf of which the person acted, executed the instrument.

      Witness my hand and official seal.

                                     _____
                                     Signature of the Notary

[SEAL]

Exhibit A

Real Property Legal Description

[To Be Attached or Completed]

Exhibit B

Exceptions to Title

(1)   Interests of tenants in possession under the leases which affect the Property;

(2)   Matters created by or with the written consent of Grantee;

(3)   Non-delinquent liens for real estate taxes and assessments;

(4)   Any exceptions disclosed by that certain proforma title policy dated as of _____, 2005 issued by Stewart Title Insurance Company (the "Title Report"); and

(5)   Any other exceptions to title disclosed by the public records, in the due diligence materials made available to Grantee, or which would be disclosed by an inspection and/or survey of the Property that were not disclosed in the Title Report.

DO NOT RECORD

_____, 2005

_____ County Recorder

     Re: <u>Request That Statement Of Documentary Transfer Tax Not Be Recorded</u>

Dear Sir or Madam:

     Request is hereby made in accordance with Section 11932 of the California Revenue and Taxation Code that this statement of tax due not be recorded with the attached deed but be affixed to the deed after recordation and before return as directed on the deed.

     The attached deed names _____, as Grantor, and _____, a _____, as Grantee.

     The property being transferred and described in the attached deed is located in the County of _____, State of California.

     The amount of Documentary Transfer Tax due on the attached deed is $_____, computed on full value of the property conveyed.

                CALWEST INDUSTRIAL HOLDINGS, LLC,
                a Delaware limited liability company

                By: RREEF America L.L.C.
                     a Delaware limited liability company
                Its: Investment Manager

                By: _____
                Its: Authorized Representative

EXHIBIT D

BILL OF SALE

This Bill of Sale (the "**Bill of Sale**") is made and entered into _____, 20__, by and between CALWEST INDUSTRIAL HOLDINGS, LLC, a Delaware limited liability company ("**Assignor**"), and _____ ("**Assignee**").

In consideration of the sum of Ten Dollars ($10) and other good and valuable consideration paid by Assignee to Assignor, the receipt and sufficiency of which are hereby acknowledged, Assignor does hereby assign, transfer, convey and deliver to Assignee, its successors and assigns, all items of Tangible Personal Property (as defined in the Agreement referred to below), if any, owned by Assignor and situated upon and used exclusively in connection with the Real Property (as defined in the Agreement) and more particularly described on **Exhibit A** attached hereto and made a part hereof for all purposes, including, without limitation, the Tangible Personal Property identified in **Exhibit B**, if any, attached hereto and made a part hereof for all purposes (the "**Personal Property**").

This Bill of Sale is made subject, subordinate and inferior to the easements, covenants and other matters and exceptions set forth on **Exhibit C**, if any, attached hereto and made a part hereof for all purposes.

ASSIGNEE ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY PROVIDED IN, AND SUBJECT TO THE LIMITATIONS CONTAINED IN, THAT CERTAIN AGREEMENT OF PURCHASE AND SALE DATED FEBRUARY _____, 2005, BY AND BETWEEN ASSIGNOR AND ASSIGNEE (THE "**AGREEMENT**"), ASSIGNOR HAS NOT MADE, DOES NOT MAKE AND SPECIFICALLY DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, OF, AS TO, CONCERNING OR WITH RESPECT TO (A) THE NATURE, QUALITY OR CONDITIONS OF THE PERSONAL PROPERTY, (B) THE INCOME TO BE DERIVED FROM THE PERSONAL PROPERTY, (C) THE SUITABILITY OF THE PERSONAL PROPERTY FOR ANY AND ALL ACTIVITIES AND USES WHICH ASSIGNEE MAY CONDUCT THEREON, (D) THE COMPLIANCE OF OR BY THE PERSONAL PROPERTY OR ITS OPERATION WITH ANY LAWS, RULES, ORDINANCES OR REGULATIONS OF ANY APPLICABLE GOVERNMENTAL AUTHORITY OR BODY, (E) THE QUALITY, HABITABILITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY OF THE PERSONAL PROPERTY, OR (F) ANY OTHER MATTER WITH RESPECT TO THE PERSONAL PROPERTY. ASSIGNEE FURTHER ACKNOWLEDGES AND AGREES THAT, HAVING BEEN GIVEN THE OPPORTUNITY TO INSPECT THE PERSONAL PROPERTY, ASSIGNEE IS RELYING SOLELY ON ITS OWN INVESTIGATION OF THE PERSONAL PROPERTY AND NOT ON ANY INFORMATION PROVIDED OR TO BE PROVIDED BY ASSIGNOR, EXCEPT AS SPECIFICALLY PROVIDED IN THE AGREEMENT. ASSIGNEE FURTHER ACKNOWLEDGES AND AGREES THAT ANY INFORMATION PROVIDED OR TO BE PROVIDED WITH RESPECT TO THE PERSONAL PROPERTY WAS OBTAINED FROM A VARIETY OF SOURCES AND THAT ASSIGNOR HAS NOT MADE ANY INDEPENDENT INVESTIGATION OR VERIFICATION OF SUCH INFORMATION. ASSIGNEE FURTHER ACKNOWLEDGES AND AGREES THAT THE SALE OF THE PERSONAL PROPERTY AS PROVIDED FOR HEREIN IS MADE ON AN "AS IS, WHERE IS" CONDITION AND BASIS "WITH ALL FAULTS," EXCEPT AS SPECIFICALLY PROVIDED IN, AND SUBJECT TO THE LIMITATIONS CONTAINED IN, THE AGREEMENT.

The obligations of Assignor are intended to be binding only on the property of Assignor and shall not be personally binding upon, nor shall any resort be had to, the private properties of any Seller Related Parties (as defined in the Agreement), other than Assignor.

IN WITNESS WHEREOF, Assignor and Assignee have caused this Bill of Sale to be executed on the date and year first above written.

Assignor: CALWEST INDUSTRIAL HOLDINGS, LLC,
a Delaware limited liability company

By: RREEF America L.L.C.
a Delaware limited liability company
Its: Investment Manager

By: _____
Its: Authorized Representative

Assignee: _____,
a _____

By: _____
Its: _____

By: _____
Its: _____

DOCSSF1:800231.6
9062-656 MHL

EXHIBIT E

ASSIGNMENT OF LEASES, SERVICE CONTRACTS, WARRANTIES AND OTHER INTANGIBLE PROPERTY

This Assignment of Leases, Service Contracts, Warranties and Other Intangible Property (this "**Assignment**") is made and entered into _____, 20__, by and between CALWEST INDUSTRIAL HOLDINGS, LLC, a Delaware limited liability company ("**Assignor**"),_____ _____ ("**Assignee**").

For good and valuable consideration paid by Assignee to Assignor, the receipt and sufficiency of which are hereby acknowledged, Assignor does hereby assign, transfer, set over and deliver unto Assignee all of Assignor's right, title, and interest in and to the following (collectively, the "**Assigned Items**"): (i) those certain leases (the "**Leases**") listed on **Exhibit A** attached hereto and made a part hereof for all purposes except for Seller's right to collect delinquent rent and other delinquent sums owing under such Leases for the period prior to the date hereof in accordance with the Agreement (as defined below), and (ii) those certain service contracts, equipment leases, license agreements, tenant improvement agreements and leasing agreements (the "**Service Contracts**") listed on **Exhibit B**, if any, attached hereto and made a part hereof for all purposes, and (iii) those certain warranties held by Assignor (the "**Warranties**") listed on **Exhibit C**, if any, attached hereto and made a part hereof for all purposes, and (iv) all zoning, use, occupancy and operating permits, and other permits, licenses, approvals and certificates, maps, plans, specifications, and all other Intangible Personal Property (as defined in the Agreement) owned by Assignor and used exclusively in the use or operation of the Real Property and Personal Property (each as defined in the Agreement), including, without limitation, any right of Assignor to use the name "_____" and any other trade name owned by Assignor now used exclusively in connection with the Real Property and any utility contracts or other agreements or rights relating to the use and operation of the Real Property and Personal Property but excluding the names "_____" and "_____" (collectively, the "**Other Intangible Property**"), but excluding any rights of the Seller against third parties with respect to the period prior to Closing and the rights of Seller to rents and other payments from tenants and other third parties for the period prior to Closing.

This Assignment is made subject, subordinate and inferior to the easements, covenants and other matters and exceptions set forth on **Exhibit D**, if any, attached hereto and made a part hereof for all purposes.

ASSIGNEE ACKNOWLEDGES AND AGREES, BY ITS ACCEPTANCE HEREOF, THAT, EXCEPT AS EXPRESSLY PROVIDED IN, AND SUBJECT TO THE LIMITATIONS CONTAINED IN, THAT CERTAIN AGREEMENT OF PURCHASE AND SALE, DATED AS OF FEBRUARY ____, 2005, BY AND BETWEEN ASSIGNOR AND ASSIGNEE (THE "**AGREEMENT**"), THE ASSIGNED ITEMS ARE CONVEYED "AS IS, WHERE IS" AND IN THEIR PRESENT CONDITION WITH ALL FAULTS, AND THAT ASSIGNOR HAS NOT MADE, DOES NOT MAKE AND SPECIFICALLY DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, OF, AS TO, CONCERNING OR WITH RESPECT TO THE NATURE, QUALITY OR CONDITION OF THE ASSIGNED ITEMS,

THE INCOME TO BE DERIVED THEREFROM, OR THE ENFORCEABILITY, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE ASSIGNED ITEMS.

Except as otherwise expressly provided in Article VII of the Agreement, by accepting this Assignment and by its execution hereof, Assignee assumes the payment and performance of, and agrees to pay, perform and discharge, all the debts which arise from and after the Closing Date, duties and obligations to be paid, performed or discharged from and after the Closing Date (as defined in the Agreement) by (a) the "landlord" or the "lessor" under the terms, covenants and conditions of the Leases, including, without limitation, brokerage commissions and compliance with the terms of the Leases relating to tenant improvements and security deposits, and (b) the owner under the Service Contracts, the Warranties and/or the Other Intangible Property. Assignee agrees to indemnify, hold harmless and defend Assignor from and against any and all claims, losses, liabilities, damages, costs and expenses (including, without limitation, court costs and reasonable attorneys' fees and disbursements) resulting by reason of the failure of Assignee to pay, perform or discharge any of the debts, duties or obligations assumed or agreed to be assumed by Assignee hereunder arising out of or relating to, directly or indirectly, in whole or in part, the Assigned Items, from and after the Closing Date.

The obligations of Assignor are intended to be binding only on the property of Assignor and shall not be personally binding upon, nor shall any resort be had to, the private properties of any Seller Related Parties (other than Assignor).

All of the covenants, terms and conditions set forth herein shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

[signature page follows]

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IN WITNESS WHEREOF, Assignor and Assignee have caused this Assignment to be executed on the day and year first above written.

Assignor: CALWEST INDUSTRIAL HOLDINGS, LLC, a Delaware limited liability company

By: RREEF America L.L.C.
     a Delaware limited liability company
Its: Investment Manager

By: _____
Its: Authorized Representative

Assignee: _____,
a _____

By: _____
Its: _____

By: _____
Its: _____

E-3

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TENANT ESTOPPEL

The undersigned ("**Tenant**") hereby certifies to _____ ("**Seller**") and to _____ ("**Buyer**") in connection with Buyer's proposed purchase of that certain _____ building located at _____, _____ (the "**Building**") that:

1.   Tenant is the lessee of certain space (the "**Premises**") in the Building, containing approximately _____ square feet and known as Suite No. ____, under a lease dated _____, _____ (the "**Lease**") entered into between Tenant and _____, as lessor ("**Lessor**").

2.   The Lease is presently in full force and effect and Tenant is not in default thereunder.

3.   The Lease, in the form of **Exhibit A** attached hereto, constitutes the entire agreement between the Lessor and Tenant and there has been no amendment, written or oral, to the Lease except as included in **Exhibit A**. Tenant neither expects nor has been promised any inducement, concession or consideration for entering into the Lease, except as stated therein, and there are no side agreements or understandings between Lessor and Tenant.

4.   Tenant has accepted the Premises and is paying rent under the Lease. All improvement work required to be performed by Landlord has been completed and no improvement allowance remains to be paid under the Lease except as follows: _____
_____.

5.   The term of the Lease commenced on _____, ____, and will end on _____, with options to extend of successive periods of _____ years each. The monthly rental for lease year _____ - _____ is _____ Dollars ($_____).

6.   Tenant is required to pay its pro rata share of operating expenses of the Building and its pro rata share of the Building's real property taxes and insurance costs.

7.   As of the date of this certificate, to the knowledge of Tenant, Lessor is not in default under the Lease.

8.   The amount of the security deposit paid under the terms of the Lease is _____ Dollars ($_____). No rent under the Lease has been paid more than one month in advance, and no other sums have been deposited with Lessor.

9.   The undersigned has not entered into any sublease, assignment or any other agreement transferring any of its interest in the Lease or the Premises except as follows: _____.

10.   All exhibits attached hereto are by this reference incorporated fully herein. The terms "this certificate" shall be considered to include all such exhibits. The undersigned makes this statement for the Buyer's and Seller's benefit and protection with the understanding that Buyer (and any assignee of Buyer's right to purchase the Premises) and its lender, if any, intend to rely upon this statement in connection with Buyer's or its assignee's intended purchase (and its lender's financing of the purchase) of the above described Premises from Seller. The undersigned agrees that it will, upon receipt of written notice from Seller, commence to pay all rents to the Buyer (or its assignee) or to any agent acting on behalf of the Buyer or its assignee.

EXECUTED: _____ , 20__.   TENANT:

_____

By: _____

Its: _____

EXHIBIT G

SERVICE CONTRACTS & OTHER AGREEMENTS

San Diego Tech Center
San Diego, CA 92121

VENDOR	SERVICE	DATE OF AGREEMENT * all contract dates represent the initial term, and are continuing year to year unless otherwise noted
Adair Commercial Construction	General contractor	July 14, 2004 – July 13, 2005
Airgas West	Fire Extinguisher Service	January 16, 2003 – June 15, 2004
Angus Asphalt	Asphalt Repair	June 5, 2003 – June 4, 2004
Angus Systems Group	Internet-based work order management program	September 20, 2004 – September 19, 2005
Bandwith Now	Network maintenance	October 6, 2004 – October 5, 2005
Bay City Electric	Emergency Generator / Fire Pump Maintenance	October 28, 2002 and continuing year to year.
Benchmark Landscape	Weekly landscaping service	June 4, 2004 – June 3, 2005
Best Infrared	Infrared inspection with panel removal, reinstallation and repairs on electrical switchgear and related systems	April 20, 2002 – October 20, 2003
Bligh Pacific	Roof repairs	April 7, 2004 – April 6, 2005
Boemar	Window cleaning and coating	November 6, 2003 – November 5, 2004
CalDor	Automatic sliding door maintenance	December 1, 2003 – November 30, 2004
CalTower	Phone system maintenance	July 2, 2004 – July 1, 2005
CCS Presentation Systems, Inc	Purchase and installation of plasma monitor	November 1, 2004 – October 31, 2005
Climatec	Automation and Building services	June 9, 2003 – June 8, 2004
D7 consulting	Roofing services	September 23, 2003 continuing until services are completed

Dialcom	Life Safety Systems	April 15, 2004 – April 14, 2005
DMS Window	Window cleaning services	June 19, 2003 – June 18, 2004
DPR Construction	Construction of future build-outs	May 24, 2004 – May 23, 2005
Dynalectric	Electrical Service	June 10, 2003 – June 9, 2004
EDCO Disposal Corp.	Waste Disposal and Recycling	June 9, 2003 – June 8, 2004
Glanz Signing and Graphics, Inc.	Signage Installation	June 9, 2003 – June 8, 2004
Glass With Class, Inc.	Window and Metal Washing	November 15, 2004 – November 15, 2005
Guard Management, Inc.	Security Guards and Maintenance of Patrol system	April 21, 2003 – October 21, 2003
Helix Environmental Planning, Inc.	Environmental Consulting	June 9, 2003 and continued through completion
Home2Office Computing Solutions, Inc.	Computer assistance	June 9, 2003 and continued through completion
Hygienetics Environmental	Annual environmental audit	February 1, 2002 – July 31, 2003
Janus Corp	Asbestos Abatement	June 16, 2004 – June 15, 2005
Jossy + Carrier	Space Planning	
Mastertech Services, Inc.	Cooling Tower Servicing	June 22, 2004 – June 21, 2005
John N. Kupsis, bda Match Point of San Diego	Install windscreen other items related to the tennis court	December 28, 2004 – December 27, 2005
Pestgon, Inc.	Pest Control	January 16, 2003 – June 13, 2004
Prudential Overall	Furnish and weekly launder clothing and mats	May 19, 2003 – November 19, 2004
Pure Flo Water Co.	Water Coolers	May 11, 2004 – May 10, 2005
Quality Painting and Wallcoverings, Inc.	Painting and Wallcovering	September 4, 2003 – September 3, 2004
Gerald L. Michaud, dba Rain Forest Interiors	Plant Care	July 1, 2003 – June 30, 2004

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San Diego Services, LLC, dba San Diego Engineering Services	Engineering	August 27, 2004 – August 26, 2005
Schmidt Fire Protection Co., Inc.	Fire Sprinkler Maintenance	September 12, 2002 – March 11, 2004
Sentre Partners	Property Management	January 26, 2001 – January 25, 2002, extending thereafter for successive six (6) month periods
South Coast Building Services	Janitorial Services	March 1, 2001 – December 31, 2001
Stay Green, Inc.	Tree removal	April 7, 2003 – October 7, 2004
Take A Break	Vending machines	July 7, 2003 – July 6, 2004
ThyssenKrupp Elevator Corporation	Elevator maintenance	July 15, 2004 and continuing from year to year
TOPS Staffing	Temporary staff	February 7, 2003 – August 6, 2004
University Mechanical	Plumbing / Mechanical	March 1, 2004 – February 28, 2005
Wellness Solutions	Aerobic instructors	July 22, 2002 – July 31, 2003
Wireless Facilities, Inc.	Install Wireless Network	November 1, 2004 – October 31, 2005
Yamamoto R. Landscaping	Landscaping for Japanese garden	July 7, 2003 – July 6, 2004

LICENSE AGREEMENTS

VENDOR	DATE OF AGREEMENT
AT&T Wireless	License Agreement dated September 13, 1999
Level 3 Communications	License Agreement dated July 19, 2000 First Amendment to License Agreement dated 2002
Lightpointe	License Agreement dated January 10, 2005.
MFS Worldcom of California	License Agreement dated June 28, 2000
Ricochet Networks	License Agreement dated November 18, 2002
TimeWarner Entertainment	License Agreement dated September 1, 1995
Time Warner AXS of Calfiornia	License Agreement dated September 1, 1995
XO Communications	License Agreement dated September 30, 1999 First Amendment to License Agreement dated January, 2005

CONDUIT AGREEMENTS	
VENDOR	**DATE OF AGREEMENT**
AT&T Wireless	Conduit Agreement dated August 30, 2000
Level 3 Communications	Conduit Agreement dated August 25, 2000
MFS Worldcom of California	Conduit Agreement dated October 6, 2000
Nextlink (dba XO Communications)	Conduit Agreement dated October 11, 2000
Sempra Communications	Conduit Agreement dated November 17, 2000
SENTRE Telecom	Conduit Agreement dated July 6, 2000 Conduit Memorandum dated November 7, 2000
Williams Communications	Conduit Agreement dated August 23, 2000

DISCLOSURE ITEMS

1) Natural hazards described in the following California code sections (the "**Natural Hazard Laws**") may affect the Property: (A) Govt. Code Section 8589.3 (Special Flood Hazard Area); (B) Govt. Code Section 8589.4 (Inundation Area); (C) Govt. Code Section 51183.5 (Fire Hazard Severity Zone); (D) Public Resource Code Section 2621.9 (Earthquake Fault Zone); (E) Public Resource Code Section 2694 (Seismic Hazard Zone); and (F) Public Resource Code Section 4136 (Wildland Area). Seller's Broker shall execute and deliver to Buyer a Natural Hazards Disclosure Statement with respect to the foregoing matters (the "**Natural Hazards Disclosure Statement**"). Buyer acknowledges and agrees that Buyer will independently evaluate and investigate whether any or all of such Natural Hazards affect the Property, and Seller shall have no liabilities or obligations with respect thereto. Prior to the expiration of the Contingency Period, Buyer shall execute and deliver to Seller the Natural Hazards Disclosure Statement. BUYER ACKNOWLEDGES AND REPRESENTS THAT BUYER HAS EXTENSIVE EXPERIENCE ACQUIRING AND CONDUCTING DUE DILIGENCE REGARDING COMMERCIAL PROPERTIES. THIS PROVISION IS AN ESSENTIAL ASPECT OF THE BARGAIN BETWEEN THE PARTIES.

2)   The Property is affected by those matters described in that certain Asbestos Survey prepared by The Szaras Companies, dated September 12, 1991, and that certain Asbestos Survey Report prepared by the The Szaras Companies, dated January 20, 1992 (copies of which will be delivered to Buyer on or before the expiration of the Contingency Period).

3)   The premises of on-site restaurant tenant, Karl Strauss, may not be in compliance with ADA requirements.

4)   Real property taxes for 2001, 2002, 2003, and 2004 are being disputed.